UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


KeySpan Corporation                                           File No. 70-10129

                         Certificate Pursuant to Rule 24
                       and Release No. 35-27776 Under the
                   Public Utility Holding Company Act of 1935


     On December 18, 2003, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27776 in File No. 70-10129 (the "Order") authorizing, among other things, various external and intra system financing transactions. The Order required KeySpan to file certain certificates (as described in the Order) under Rule 24 ("Rule 24 Certificates"), within 60 days of the closing of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, to report transactions authorized by the Order under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The required certificate is set forth below (as an attachment) for the period October 1, 2004 through December 31, 2004.


                                                Respectfully submitted,



                                                By: /s/Alfred C. Bereche
                                                    ----------------------------
                                                    Alfred C. Bereche
                                                    Associate General Counsel

Dated: March 25, 2005

                               KEYSPAN CORPORATION
                               RULE 24 CERTIFICATE
                         QUARTER ENDED DECEMBER 31, 2004


KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

     (a) The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale.

     Answer:

     The following table sets forth sales made during the quarter pursuant to KeySpan's stock plans:

     ----------------------------------------------------------------------------------------------
                                              Shares Issued   Average Market         Average
                                                During the    Price at Issuance    Issuance Price
                                                 Quarter
     EDSPP Contributions                          42,116       $39.690              $35.721
     EDSPP Reinvested Dividend                    12,891       $40.210              $36.189
                                                  ------
     Total EDSPP Shares Issued                    55,007          --                   --

     DRP Contributions                            56,134       $39.554              $39.554
     DRP Reinvested Dividend                     140,780       $40.429              $40.429
                                                 -------
     Total DRP Shares Issued                     196,914          --                   --

     401k*                                       233,921       $39.430              $35.093

     Stock Options (Exercised)                   314,007       $40.465              $33.037
                                                 =======

     TOTAL                                       799,849          --                   --
     --------------------------------------------------------------------------------------------------

Average Daily Closing KSE Stock Price for the Quarter:      $   39.5184
                                                            -----------

*Shares are not issued at a discounted price; equivalent discount amount reflected as additional shares purchased and added to participant's account. About 50% of participants are not eligible for the discount.

     (b) The total number of shares of common stock issued or issuable under options granted during the quarter under employee benefit plans or dividend reinvestment plans.

     Answer:

     Total Stock Options granted during quarter: None.

     Total  exercisable  (vested)  Stock  Options  outstanding  at quarter  end:
     6,104,894

     (c) If KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

     Answer: None.

     (d) The name of the guarantor and of the beneficiary of any KeySpan Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

     Answer: The following guarantees or letters of credit have been issued by KeySpan Corporation:

--------------------------------------------------------------------------------------------------------------------
      Beneficiary of                                  Incremental
       Guarantee or                                     Change
      Letter of Credit             Purpose               ($000)     Total Amount     Terms (Date)     Status
      ----------------             -------               ------     -------------    ------------     ------
                                                                       ($000)
                                                                       ------
--------------------------------------------------------------------------------------------------------------------
                             Supports surety bonds
                             issued on behalf of
Travelers                    regulated Subsidiaries         290.00     28,938.00       Revolving        Increase
--------------------------------------------------------------------------------------------------------------------

KeySpan Energy Delivery NY   PSC required marketer
/KeySpan Energy Delivery LI  guarantee                  (16,000.00)            -                       Terminated
--------------------------------------------------------------------------------------------------------------------

                             Supports purchases of
                             natural gas and other                                      Expires
The Detroit Edison Co.       petroleum products.          3,000.00      3,000.00        12/05/05              New
--------------------------------------------------------------------------------------------------------------------

                             Supports purchases of
                             natural gas and other                                      Expires
J. Aron                      petroleum products.          7,000.00      7,000.00        12/31/05              New
--------------------------------------------------------------------------------------------------------------------

                             Supports purchases of
                             natural gas and other                                      Expires
Trafigura AG                 petroleum products.          4,000.00      4,000.00        12/01/05              New
--------------------------------------------------------------------------------------------------------------------

                             Supports purchase of
                             natural gas in spot                                        Expires
Cargil, Inc.                 market                      16,000.00     40,000.00        12/31/05        Increased
--------------------------------------------------------------------------------------------------------------------
Cologne                      Letter of Credit              (177.00)       722.00        Expires         Decreased
                                                                                        12/31/04
--------------------------------------------------------------------------------------------------------------------

     (e) The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter.

     Answer: See Appendix D hereto.

     (f) The amount and terms of any financings consummated by any Utility Subsidiary during the quarter that are not exempt under rule 52.

     Answer: None.

     (g) The amount and terms of any other securities issued under the authority granted in the Order that are not otherwise disclosed herein.

     Answer: None.

     (h) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter.

     Answer: None.

     (i) Registration statements filed under the 1933 Act with respect to securities that are the subject of the application underlying the Order will be filed or incorporated by reference as exhibits.

     Answer: See Exhibits 1 and 2 hereto.

     (j) The amount and terms of any financings not exempt under Rule 52 consummated by any Nonutility Subsidiary during the quarter.

     Answer: None.

     (k) The notional amount and principal terms of any Hedge Instrument or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

     Answer: None.

     (l) The name, parent company, and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter, as well as the reason for such investment and the assets or securities held by such Intermediate Subsidiary or Financing Subsidiary.

     Answer: None.

     (m) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

     Answer: None.

     (n) The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter.

     Answer:

 -----------------------------------------------------------------------------------------------------

                                  Issuance           Outstanding at
   Month                           ($000)              Month End        Average     Average Maturity
   -----                            ------               ($000)         -------     ----------------
                                                         ------          Yield         (in days)
                                                                         -----         ---------
 -----------------------------------------------------------------------------------------------------
 OCTOBER                           432,000              540,505           1.92             71
 -----------------------------------------------------------------------------------------------------
 NOVEMBER                          331,253              513,683           2.04             66
 -----------------------------------------------------------------------------------------------------
 DECEMBER                          797,246              912,246           2.44             62
 -----------------------------------------------------------------------------------------------------

     (o) The amount and terms of any short-term debt issued by any Intermediate Subsidiary during the quarter.

     Answer: None.

     (p) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of KeySpan on a consolidated basis and each Utility Subsidiary.

     Answer: See Appendix A hereto.

     (q) A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter.

     Answer: See Appendix B hereto.

     (r) A  computation  in accordance  with rule 53(a) setting forth  KeySpan's
"aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority.

     Answer: See Appendix C hereto (combines items (r) and (s) herein).

     (s) A computation in accordance with Rule 53(a) setting forth KeySpan's "aggregate investment" in EWGs and FUCOs as a percentage of the following: (i) total consolidated capitalization; (ii) net utility plant; (iii) total consolidated assets; and (iv) aggregate market value of KeySpan's common equity, all as of the end of the quarter.

     Answer: See Appendix C hereto (combines items (r) and (s) herein).

     (t) With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective money pool during the quarter and the interest rate applied to such borrowings and loans.

     Answer: See Appendix D hereto.

     (u) With respect to any dividends paid by any Nonutility Subsidiary out of capital or unearned surplus during the quarter, the date and amount of such dividends paid, to whom such dividends are paid and the circumstances that gave rise to the need to make such payment out of capital or unearned surplus.

     Answer: None.

     (v) With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization.

     Answer: None.

     (w) With respect to Northeast Gas Markets LLC ("NEGM"), (i) the type of gas services rendered and to whom; (ii) the price for such gas services and how that price was determined; and (iii) income statements and balance sheets of NEGM.

     Answer: See Appendix E hereto (filed confidentially).

                                                                      APPENDIX A
                                                                      ----------

12/31/2004

                                               Consolidated                                          Essex Gas Company

                                         Thousands of          Percent of                Thousands of               Percent of
                                            Dollars                Total                   Dollars                     Total
                               -------------------------------------------        ---------------------------------------------
Common Stock                               3,501,950               37.59%                   60,383                      34.29%
Retained Earnings                            792,177                8.50%                   13,637                       7.74%
Other Comprehensive Income                   (54,336)               (0.58)%                   (173)                      (0.10)%
Treasury Stock                              (345,081)               (3.70)%                      -                       0.00%
                               -------------------------------------------        ---------------------------------------------
Total Common Equity                        3,894,710               41.80%                   73,847                      41.94%
Preferred Stock                               19,700                0.21%                        -                       0.00%
Commercial Paper                             912,246                9.79%
Long-term Debt + current                   4,490,371               48.20%                      101                       0.06%
Intercompany Long term Debt                        -                0.00%                  102,136                      58.00%
                               -------------------------------------------        ---------------------------------------------
Total Capitalization                       9,317,027              100.00%                  176,084                     100.00%
                               ===========================================        =============================================
Debt to Capitalization                        58.20%                                        58.06%
Equity to total Capitalization                41.80%                                        41.94%

                                           Colonial Gas Company                                     Boston Gas Company

                                     Thousands of                Percent of             Thousands of                Percent of
                                        Dollars                      Total                Dollars                      Total
                               ---------------------------------------------      ----------------------------------------------
Common Stock                            419,429                      62.72%                861993                        49.20%
Retained Earnings                        29,294                       4.38%                18,926                        1.08 %
Other Comprehensive Income               (2,202)                      (0.33)%                   -                             -
Treasury Stock                                -                       0.00%                     -                         0.00%
                               ---------------------------------------------      ----------------------------------------------
Total Common Equity                     446,521                      66.77%               880,919                        50.28%
Preferred Stock                               -                       0.00%                     -                         0.00%
Commercial Paper
Long-term Debt + current                 95,060                      14.21%               221,672                        12.65%
Intercompany Long term Debt             127,180                      19.02%               649,472                        37.07%
                               ---------------------------------------------      ----------------------------------------------
Total Capitalization                    668,761                     100.00%             1,752,063                       100.00%
                               =============================================      ==============================================
Debt to Capitalization                   33.23%                                            49.72%
Equity to total Capitalization           66.77%                                            50.28%


Debt (includes  Long term,  current  maturities & commercial  paper) + Preferred
Stock
--------------------------------------------------------------------------------
Total Capitalization (Common + Preferred + Debt as defined above)

                                                                     APPENDIX A
                                                                     ----------


                                             KeySpan Generation LLC                            EnergyNorth Natural Gas Inc.

                                           Thousands of           Percent of               Thousands of               Percent of
                                              Dollars               Total                    Dollars                    Total
                                  ------------------------------------------        --------------------------------------------
Common Stock                                   295,049               56.04%                  223,653                     83.65%
Retained Earnings                               79,553               15.11%                  (59,950)                   (22.42)%
Other Comprehensive Income                           -                    -                   (2,203)                    (0.82)%
Treasury Stock                                       -                0.00%                        -                      0.00%
                                  ------------------------------------------        --------------------------------------------
                                               374,602               71.15%                  161,500                     60.40%
Preferred Stock                                      -                0.00%                        -                      0.00%
Long-term Debt                                  64,021               12.16%                        -                      0.00%
Intercompany Long term Debt                     87,874               16.69%                  105,875                     39.60%
                                  ------------------------------------------        --------------------------------------------
Total Capitalization                           526,497              100.00%                  267,375                    100.00%
                                  ==========================================        ============================================
Debt to Capitalization                          28.85%                                        39.60%
Equity to total Capitalization                  71.15%                                        60.40%


                                         The Brooklyn Union Gas Company                               KeySpan Gas East Corp.

                                     Thousands of                Percent of             Thousands of                   Percent of
                                       Dollars                      Total                 Dollars                         Total
                              ---------------------------------------------      ------------------------------------------------
Common Stock                           472,627                      24.64%               582,862                          36.87%
Retained Earnings                      461,874                      24.08%               259,367                          16.41%
Other Comprehensive Income             (15,493)                     (0.81)%             (26,632)                          (1.68)%
Treasury Stock                               -                       0.00%                     -                           0.00%
                              ---------------------------------------------      ------------------------------------------------
                                       919,008                      47.92%               815,597                          51.60%
Preferred Stock                              -                       0.00%                     -                           0.00%
Long-term Debt                         637,926                      33.26%               525,000                          33.21%
Intercompany Long term Debt            360,948                      18.82%               240,110                          15.19%
                              ---------------------------------------------      ------------------------------------------------
Total Capitalization                 1,917,882                     100.00%             1,580,707                         100.00%
                              =============================================      ================================================
Debt to Capitalization                  52.08%                                            48.40%
Equity to total Capitalization          47.92%                                            51.60%


Debt (includes  Long term,  current  maturities & commercial  paper) + Preferred
Stock
--------------------------------------------------------------------------------
Total Capitalization (Common + Preferred + Debt as defined above)

                                                                     APPENDIX B
                                                                     ----------

Retained Earning Analysis - for the period ended December 31,2004
----------------------------------------------------------------------------

                                                 Consolidated            The Brooklyn Union           KeySpan Gas East
                                                                             Gas Company                Corporation
                                                  Thousands                    Thousands                 Thousands
                                                  of Dollars                   of Dollars                of Dollars
                                             --------------------         --------------------    ------------------------
Retained Earnings @12/31/03                              621,430              388,536                             225,118
Earnings                                                 463,665              126,338                              74,245
Common Dividends                                        (287,306)                   -                                   -
Preferred Dividends                                       (5,612)                   -                                   -
Dividends paid to Parent                                       -              (53,000)                            (40,000)
Other                                                          -                    -                                   -
                                             --------------------         --------------------    ------------------------
Retained Earnings @12/31/2004                            792,177              461,874                             259,363
                                             ====================         ====================    ========================


                                            KeySpan Energy                     KeySpan
                                             Corporation                    Generation LLC
                                              Thousands                       Thousands
                                              of Dollars                      of Dollars
                                      --------------------------      --------------------------
Retained Earnings @12/31/03                             760,770                          64,993
Earnings                                                284,777                          27,559
Common Dividends                                              -                               -
Preferred Dividends                                           -                               -
Dividends paid to Parent                               (280,590)                        (13,000)
Other                                                         -                               -
                                      --------------------------      --------------------------
Retained Earnings @12/31/2004                           764,957                          79,552
                                      ==========================      ==========================

                                                                     APPENDIX B
                                                                     ----------

Retained Earning Analysis - for the period ended December 31,2004
----------------------------------------------------------------------------

                                                 Energy North                   Boston Gas Company        Essex Gas Company
                                              Natural Gas Inc.
                                                  Thousands                         Thousands                 Thousands
                                                  of Dollars                        of Dollars                of Dollars
                                             --------------------              --------------------    ------------------------
Retained Earnings @12/31/03                              (65,460)                  (17,039)                             10,784
Earnings                                                   5,510                    35,964                               2,853
Common Dividends                                               -                         -                                   -
Preferred Dividends                                            -                         -                                   -
Dividends paid to Parent                                       -                         -                                   -
Other                                                          -                         -                                   -
                                             --------------------              --------------------   ------------------------
Retained Earnings @ 12/31/2004                           (59,950)                   18,925                              13,637
                                             ====================              ====================   ========================

                                                  Colonial Gas Company         KeySpan New England
                                                                                       LLC
                                                    Thousands                       Thousands
                                                    of Dollars                      of Dollars
                                            --------------------------      --------------------------
Retained Earnings @12/31/03                                     9,993                         223,734
Earnings                                                       19,300                          74,388
Common Dividends                                                    -                               -
Preferred Dividends                                                 -                               -
Dividends paid to Parent                                            -                          (5,000)
Other                                                               -                               -
                                            --------------------------      --------------------------
Retained Earnings @ 12/31/2004                                 29,293                         293,122
                                            ==========================      ==========================

                                                                     APPENDIX C
                                                                     ----------

Investments in EWGs and FUCOs at 12/31/04
-----------------------------------------
(000)

                                                                          $ Thousands
                                                                      -------------------
Investment
      KeySpan-Ravenswood LLC                                                     924,274
      KeySpan Glenwood Energy Center LLC                                          94,322
      KeySpan Port Jefferson Energy Center LLC                                   104,380
                                                                      -------------------
      Total Current Investments                                                1,122,976   A

Authorized Investment                                                          3,000,000   B

Total Capitalization                                                           8,333,139   D
Net Utility Plant                                                              5,735,523   E
Consolidated Assets                                                           13,364,130   F
Common Equity Market Value                                                     6,344,282   G

Percentages
      Current Investments to Authorization                                        37.43%  A/B
      Current Investments to Total Capitalization                                 13.48%  A/D
      Current Investments to Net Utility Plant                                    19.58%  A/E
      Current Investments to Consolidated Assets                                   8.40%  A/F
      Current Investments to Common Equity Market Value                           17.70%  A/G

      Remaining Authorized Investment - Thousands of Dollars                   1,877,024

                                                                      APPENDIX D
                                                                      ----------

                                            Max Borrowing                                        Max Loan
                                     Qrt ended December 31, 2004      Interest Rate    Qrt ended December 31, 2004     Interest Rate
                                     ---------------------------      -------------    ---------------------------     -------------
UTILITY MONEY POOL
------------------
KeySpan Gas East Corporation                  113,232,668.72           2.0449%
The Brooklyn Gas Company                      361,030,966.93           2.0449%
KeySpan Generation LLC                                                                        153,535,326.57              0.8939%
Boston Gas Company                            136,208,249.88           1.9189%
Boston Fuel                                   138,176,757.08           2.0449%
Essex Gas Company                                                                               4,262,041.17              0.8939%
Essex Fuel                                      2,262,760.71           2.0449%
Colonial Gas Company                           37,973,934.78           1.9189%
Colonial Fuel                                  28,986,826.55           2.0449%
EnergyNorth Natural Gas Inc                    51,030,661.80           1.9189%
ENGI Fuel                                      16,732,776.00           2.0449%

NON-UTILITY MONEY POOL
----------------------
KeySpan Services Inc                            5,232,449.85           1.9189%
KeySpan Energy Development Corp                                                                 5,483,853.67              1.9189%
KeySpan Ravenswood LLC                                                                        145,519,210.08              2.0449%
KeySpan Energy Trading Services                                                                35,344,683.29              1.9189%
KeySpan Electric Services                      45,466,824.24           2.0449%
KeySpan Utility Services                        8,179,464.75           2.0449%
KeySpan Corporate Services                                                                    228,778,190.31              1.9189%
KeySpan Engineering & Survey                                                                   25,934,945.51              1.9189%
KeySpan Glenwood Energy Center                                                                 24,942,320.30              1.9189%
KeySpan Port Jefferson Energy Center                                                           27,412,715.43              1.9189%
KeySpan Technologies Inc                                                                        1,220,120.81              2.0449%
Seneca-Upshur Petroleum                                                                       384,967,701.89              1.9189%

                                                                      APPENDIX E
                                                                      ----------




               (Filed Confidentially in Accordance with Rule 104)

                                    EXHIBIT 1


     The KeySpan Corporation Form S-8 Registration Statement as filed with the Securities and Exchange Commission on October 1, 2004 is incorporated by reference hereto.

                                    EXHIBIT 2


     The KeySpan Corporation Form S-3 Registration Statement as filed with the Securities and Exchange Commission on October 1, 2004 is incorporated by reference hereto.